Filed pursuant to Rule 433
Registration No. 333-223355

Prudential Financial, Inc.

$1,500,000,000 3.700% Medium-Term Notes, Series E

Due March 13, 2051

Final Term Sheet, September 10, 2019

Issuer:	Prudential Financial, Inc.

Ratings*:	A3 (Moody’s) / A (S&P)

Security:	Medium-Term Notes, Series E

Trade Date:	September 10, 2019

Settlement Date:	September 13, 2019 (T+3 days*)

Maturity Date:	March 13, 2051

Principal Amount:	$1,500,000,000

Price to Investors:	99.318%

Net Proceeds (before expenses):	$1,476,645,000

Pricing Benchmark:	2.875% due May 15, 2049

Benchmark Treasury Price and Yield:	114-30+ / 2.187%

Spread to Benchmark:	+ 155 basis points

Re-offer Yield:	3.737%

Coupon:	3.700% per annum

Interest Payment Dates:	Semi-annually on the 13th day of each March and September, starting March 13, 2020.

Regular Record Dates:	The business day preceding an Interest Payment Date

Day Count Fraction:	30/360

Business Day Convention:	Following unadjusted

Business days, if different from those specified in the Prospectus Supplement, that apply:	Not applicable

Denominations:	$1,000 x $1,000

Make-Whole Redemption:	Prior to September 13, 2050, redeemable at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes and (b) the discounted value at CMT rate plus 25 basis points, plus accrued and unpaid interest to but excluding the redemption date.

Optional Redemption:	On or after September 13, 2050, redeemable at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date.

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Notes to pay a portion of the consideration for the Issuer’s previously announced acquisition of Assurance IQ, Inc. and for general corporate purposes, which may include refinancing portions of the Issuer’s medium-term notes maturing through 2020.

Joint Bookrunners:	Goldman Sachs & Co. LLC Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Billing and Delivery Agent:	Goldman Sachs & Co. LLC

Co-Managers:

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

The Williams Capital Group, L.P.

Academy Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

CUSIP/ISIN:	74432QCF0/US74432QCF00

*

Prudential Financial, Inc. expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the United States Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes should consult their own advisors.

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated March 1, 2018 and the related prospectus dated March 1, 2018.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146,Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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